RBC RosBusinessConsulting

07022273

Securities and Exchange C
File No: 82-34864

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 4 2007
WASH. D.C.
185

28.03.2007

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC invites to take part in the 2006 Review Conference Call'.
2. A press release: 'RBC delivers strong performance with record full-year revenue of over $207.8m in 2006'.
3. A press release: 'TNS Gallup Media survey reveals impressive audience growth of RBC's printed editions'.
4. A press release: 'RBC TV expands coverage'.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Sincerely yours,

p.p. Col- / Maria Sorokina / IR Officer /

Natalia Makeeva
Investor Relations Director

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC invites to take part in the 2006 Review Conference Call

Moscow, March 21, 2007
RBC Information Systems (MICEX, RTS: RBCI)
kindly invites you to take part in
the 2006 Review Conference Call

German Kaplun, Chairman and Chief Executive Officer
Alexander Morgulchik, Vice Chairman
Dmitry Belik, Vie Chairman of Finance

to discuss and review RBC's preliminary
financial and operational results for 2006

When:
Thursday, March 22, 2007
10:00 a.m. (U.S. Eastern Time Zone)
3:00 p.m. (London time)
6:00 p.m. (Moscow time)

Where to call:
United States: +1 (800) 762-6568
International: + 1 (480) 248-5088

To hear a replay of the conference call:
March 23, 2007 through March 30, 2007
U.S.: +1 (800) 475-6701
International: +1 (320) 365-3844
Enter Access Code: 867290

Contact:
Natalia Makeeva
IR Director
RBC Information Systems
Tel.: +7 495 363 1111
E-mail: ir@rbc.ru

Investor contact: Natalia Makeeva
Tel: +7 (495) 363-1111 (ext. 1369), e-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com.

RosBusinessConsulting

RBC delivers strong performance with record full-year revenue of over $207.8m in 2006

Business highlights

- *Total revenue rises 90% to $207.8m due to strong underlying growth in the Media and IT segments and contributions from recent acquisitions*
- *Consolidated EBITDA grew 84% to $54.5m and consolidated net income advanced 77% to $36.9m*
- *RBC enters the print media segment successfully, generating $15.3m in sales*
- *Business television channel RBC TV substantially expands distribution and target audience and is well-positioned to capitalize on media market growth*
- *Divestment of the IT division further strengthens strategic focus on the core media business*
- *RBC to invest heavily in new product launches and acquisitions to strengthen its presence in the area of mass market Internet*

Key consolidated figures for the full year 2006

	2006r.[1]		2005r.[2]		%Change
	USD mln	% of revenue	USD mln	% of revenue	
Revenue	207,8	-	109,4	-	90%
EBITDA	54,5	26,2%	29,6	27,1%	84%
Net income	36,9	17,8%	20,8	19,0%	77%

1 - Financial data for 2006 is based on management accounts in accordance with IFRS.
2 - Financial statements for the year 2005

Moscow, March 22, 2007 - Commenting on the preliminary results for the full year 2006 released by RBC Information Systems **(RTS, MICEX: RBCI)** today, RBC Chairman and CEO German Kaplun said: "We delivered very strong sales and profit growth in 2006, putting the company in an highly favorable position to further expand its operations on the booming media market. This year RBC will keep aggressively investing in startup projects and acquisitions to build a large loyal audience in the area of mass market Internet and become a powerful force in the digital media in Russia, the CIS and Eastern Europe. These investments are expected to influence this year's financial results, but will benefit the company in the following years". "We are also in the process of spinning off the IT business to make it an independent company by the end of the first half of 2007 so than we can fully concentrate on strategic goals that we set forth for our organization in the media industry", he added.

Total revenue exceeds $207.8m

The company exceeded its initial sales target for the year, reporting revenue of $207.8m compared with the initially projected range of $170-187m. RBC's total revenue rose 90%, up from $109.4m in 2005 to $207.8m in 2006 on the back of dynamic expansion of advertising sales, solid growth in software programming and contributions from acquisitions in the field of

print media and system integration. In the total revenue mix, the media business accounted for 61% of total RBC revenue, and the IT business brought in the remaining 39%.

Achieved profitability levels secure strong financial position for RBC

The company outperformed its net income target, and in terms of EBITDA, it was in line with the upper end of a range forecasted for the 2006. As sales continued to expand dynamically, total EBITDA surged 84% from $29.6m (27.1% of revenue) in 2005 to $54.5m (26.2% of revenue) in the year under review. Consolidated net income increased 77%, growing from $20.8m (19% of revenue) in 2005 to $36.9m (17.8% of revenue) in 2006. Sustainable strong performance in the underlying media and IT businesses as well as the growing profitability of RBC TV supported RBC's general margin and helped to offset the impact of new product launches in the print media and acquisitions in the IT field. RBC's existing media business (excluding investments in mass market Internet) is expected to generate higher margins for the whole company following the spin off of the IT business, which is anticipated in 1H2007.

Strategy highlights

In 2006, the Board decided to divest the information technology (IT) business (under the new name Armada) that had developed organically within the company in 2000. On the one hand, this move will enable RBC to concentrate on implementing its growth strategy in the media sector, the company's core business. On the other hand, the spin-off will unlock growth opportunities for the IT business, allowing it to expand organically and through acquisitions. The spin-off of Armada is expected to take place in the first half of 2007, subject to final approval by an extraordinary general meeting to be held on April 24, 2007. RBC is sharpening its focus on mass media, taking steps to strengthen its strategic growth platforms and aiming to best meet the needs of users and clients in a dynamically changing media landscape. The company received the Board's approval to invest up to $120m on strategic expansion via startup projects and acquisitions in the area of mass market Internet in Russia, the former Soviet Union republics and Eastern Europe mainly in 2007. The goal is to become a powerful force in digital media and build a monthly Internet audience of 50 million users by the end of 2009. The management expects this investment to lead to annual revenues of $70-100m from mass market Internet by 2010. RBC will also continue to expand the distribution and target audience of the business television channel RBC TV. Additionally, the company also intends to increase its presence in the print media segment by developing the existing product range and making value-accretive acquisitions in the growing niches.

Full year business revenue breakdown[3]

USD mln	2006	2005	% Change
MEDIA SERVICES	126,8	80,1	58%
Internet advertising	49,4	35,7	38%
Information services[4]	4,2	4,1	2%
RBC TV	34,3	24,3	41%
Print publications	15,3	-	-
Marketing communications	23,6	16,0	48%
IT SERVICES	81,0	29,3	177%
Software development[5] and IT services	35,2	21,1	67%
System integration	45,8	8,2	459%
Total revenue	**207,8**	**109,4**	**90%**

3 Based on financial statements for the year 2005 and management accounts
4 Information services are mostly provided through Internet-based platforms
5 Software programming includes revenue from general and offshore programming in accordance with the classification of IT revenue for previous years

Media Services

Revenue from Media Services surged 58% from $80.1m in 2005 to $126.8m in the year under review thanks to higher than expected sales in the Internet advertising branch, dynamic growth of RBC TV revenue and a successful entry to the Russian print market. The company's top-line growth was also bolstered by the buoyant state of the Russian advertising market amid continued favorable macroeconomic situation in the country throughout 2006. RBC's media business gained a larger market share, outpacing the total media market growth, which reached 29%[6] in Russia last year. The total number of the company's clients in Internet, TV and print topped 2,500 advertisers, while the average contract volume grew in each advertising branch. As in previous years, the majority of the sales volume was secured by the company's own strong sales force. At the same time, RBC cooperates on a non-exclusive basis with many large advertising agencies.

6 Based on full-year 2006 statistics issued by the Russian Association of Communication Agencies

Revenue from *Internet advertising* reached $49.4m in 2006, a 38% increase compared to $35.7m for the previous year. Utilization of advertising spots on RBC's business-related web sites remained close to 100% on the back of excellent demand from customers, and revenue expansion was driven primarily by prices. The company increased its online advertising rates in April and September 2006, each time by 18% on average, and moved to a ruble-denominated price list in the third quarter of 2006. Business-related and other specialized online resources, which target users with high purchasing power, accounted for 89% of the Internet advertising revenue in 2006, the rest coming from entertainment sites.

RBC continued to develop new web properties for the business and general audiences in 2006. For example, new web site launches include RBC.Credit (private loan market news), Business Style (fashion and luxury sector news), Adworker.ru (mass media and advertising industry news). The company also introduced a new online version of its business newspaper RBC Daily and redesigned the travel portal Turist.ru in order to offer more useful information to readers and make these resources more efficient for advertisers.

In March 2006, RBC entered to the rapidly growing Ukrainian market by establishing an information agency and launching two news portals www.rbc.ua (financial and business news) and www.utro.ua (general news). By the end of the year, the monthly audience of these web sites has exceeded 500,000 unique users - an excellent result for the Ukrainian Internet market, which is only just beginning to show meaningful growth.

RBC finished the year with the total Internet audience of its sites consisting of about 14 million unique visitors per month, which is a 40% increase compared to 10 million monthly users in 2005. The growth came mostly from non-business Internet resources acquired by RBC during 2006.

RBC TV revenue advanced 41% from $24.3m in 2005 to $34.3m last year on the back of continuing dynamic audience growth, expanding client base and increased utilization of advertising time.

According to independent research conducted by COMCON-Media in November 2006, the channel's monthly viewership surged 80% from 4.8m viewers in November 2005 to 8.7m for the same period of 2006, and the weekly audience rose 64% from 4.1m people to 6.7m. Notably, in terms of average viewing time, which grew to 310 minutes per week, RBC TV comes second after the largest national TV station. Another major step forward is conclusion of an agreement concluded between RBC and Mostelecom, Moscow's largest cable operator, to increase RBC TV's distribution in the capital city. This cooperation will enable the channel to reach a majority of the Moscow-based audience by the end of 2007.

Excellent audience statistics, the quality programming offered by RBC TV and active marketing allowed for raising ad rates by 15% in September 2006 (the first price increase since the launch in September 2003) and increasing the utilization of advertising time on the channel to an average of 35% throughout 2006.

In 2007, RBC TV is expected to benefit from the growth in the ad time capacity utilization to around 50%, expanded coverage of the target upper-end audience in Moscow, other large Russian and selected European cities. Given current positive market trend, it is expected that further price increases will match those of the Russian TV market as a whole (around 20-25%).

Print Publications. The company further strengthened its competitive position in the business segment and successfully offered complementary marketing channels to current clients by launching a monthly business magazine RBC in March 2006 with a circulation of 95,000 copies and a print version of the daily business newspaper RBC Daily in September 2006 with a circulation of 65,000 copies.

Taking into account an ongoing boom in the Russian construction market, the company expanded to a rapidly growing niche of luxury, design and construction publications by acquiring 60% in the leading player, EDI S PRESS Holding. This publishing house owns 9 specialized magazines in Russia and Ukraine, including *Salon Interior, Idei Vashego Doma* and *Four Seasons*. Total revenue from print publications reached $15.3m and included six months of sales from EDI S PRESS Holding in the amount of $11.2m.

RBC is planning to introduce several new magazines targeting upper-class readers. Based on the current strong demand for advertising in the RBC magazine, the first net profits are expected to come in 2007. Expansion to the print media segment is viewed as a complementary business, while the longer-term focus will be on the Internet and television.

Revenue from *Marketing Communications* services went up to $23.6m in 2006, driven by the growing number of events organized by the company, including international economic conferences, business ratings and competitions. RBC acquired rights to the Narodnaya Marka business contest in December 2006. Another growth factor was an increase in the volume of agent's fees paid to RBC for its services as an advertising agent for various Internet resources in light of the shortage of ad spots on its own web sites.

Information Services revenue went up 2% to $4.2m in the year under review, which is line with the management's expectations and the company's focus on advertising-driven projects. Market research reports and information terminals were the top-selling information products, these are expected to bring further healthy growth in this area.

IT Services

Total revenue from IT Services surged 177% from $29.3m in 2005 to $81.0m last year due to strong business expansion, solid synergies with the acquired firms and positive market dynamics. *Software Development and IT Services*, such as IT consulting, maintenance and training services, posted $35.2m in annual revenue, a 67% increase from $21.1m in 2005. Revenue from the *System Integration* branch rose from $8.2m in 2005 to $45.8m in the reported period, primarily due to the acquisition of the system integration firm Helios Computer. Of the total $81.0m in IT revenues, $40.2m was generated by RBC and $40.8m contributed by acquisitions. Using advantages offered by the increased scale of business operations, RBC increased its contracts with current clients and gained new customers. By the end of the year, the total customer base grew from about 300 to 740 IT clients, consisting of state organizations and domestic and foreign corporations.

In the reported period, RBC won several tenders sponsored by the World Bank, completed a number of large projects, including those for the Russian State Library and the General Prosecution Office of Russia, and extended all of its IT maintenance contracts with the Russian State Customs Committee. The company's new IT-clients include the Russian Ministry of Foreign Affairs, the Russian Education and Science Supervisory Service, Vnesheconombank, Unilever CIS, Severstal-Auto and several leasing companies like Scania Leasing, Probusinessleasing and Interleasing-Farm.

The company continued to strengthen its cooperation with leading software vendors. For example, RBC signed a partnership agreement with ORACLE to jointly provide services to large Russian corporate clients under the Oracle Direct program. RBC also entered into a partnership with Microsoft on combining efforts to promote Internet and Intranet portals as part of the RBC Soft Portal solution.

Outlook for 2007

RBC expects another year of dynamic business expansion and prepares for many new product launches and acquisitions, primarily in the online media sector. Total media revenue is estimated to reach about $166-180m. This figure is expected to consist of about $65-70m from Internet advertising (including $6-7m from new Internet sites and services); about $43-47m from RBC TV; about $31-33m from print publications; and the remaining amount coming from subscription and other services. The total revenue generated by the IT business (under the new name Armada) is expected to increase to about $100-105m through organic growth in 2007. This forecast is based on concluded contracts, coordinated advertising budgets and a continuing positive market situation.

RBC is planning to invest up to $120m on strategic expansion via startup projects and acquisitions in the area of mass market Internet in Russia, the former Soviet Union republics and Eastern Europe mainly in 2007. These investments may significantly influence RBC's financial results in 2007, but will benefit the company in the following years by delivering excellent returns.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RosBusinessConsulting

RBC

TNS Gallup Media survey reveals impressive audience growth of RBC's printed editions

Moscow, March 27, 2007 – The latest survey conducted by TNS Gallup Media[1] for the period of December 2006 through February 2007 has revealed the tremendous growth of the core audience of RBC's printed editions, which was way beyond the management's expectations. Despite the fact that the RBC business magazine and RBC Daily business newspaper that belong to OAO RBC Information Systems (**MICEX, RTS: RBCI**) were launched just a year ago, both these editions demonstrated impressive average issue readership (AIR) figures compared to similar but much older editions. In addition, the survey brought to light excellent social and demographic characteristics of the audiences of the magazine and the newspaper.

According to TNS Gallup, the AIR indicator of the RBC magazine, which was launched only in March 2006, has already reached the level of 158,300 people, i.e. 1.7% of the population of Moscow aged 16 and over. The magazine's six-month audience amounts to 294,800 readers, or 3.3% of Muscovites. More than 57% of its readers are company heads and specialists, and some 20% are either company owners or co-owners. At the same time, around 70% of RBC's readership are well-off people with active lifestyle and enough money to buy expensive goods. For example, more than a half of readers (55%) have foreign cars, and some 40% traveled abroad between December 2006 and February 2007.

The audience of one issue of the RBC Daily business newspaper, which was launched on September 25, 2006, reaches 67,000 people, or 0.7% of the adult population of Moscow. TNS Gallup measured the newspaper's six-month audience as equal to 424,900 people, i.e. 4.7% of Muscovites. 77% of RBC Daily's readership have higher education. Over 68% represent middle class and people with the above-average incomes. In addition, 35% of readers are top managers, and around 37% are specialists. 14% of the newspaper's audience traveled abroad on business in the period between December 2006 and February 2007, and more than 38% went there on vacation.

It took RBC's magazine and newspaper only one year to achieve these results. Just to compare, the Moscow audience of one issue of the Forbes monthly business magazine that has been issued in Russia since 2004, is 213,600 people, or 2.4% of the adult population, while AIR for the Vedomosti business newspaper (published since 1999) is 95,700 people, or 1.1% of the adult population of Moscow.

In the end of 2006, the Salon Press publishing house, which is part of the RBC group of companies, issued Russia's first car magazine for women entitled Zhenschina Za Ruliom (Woman at the Wheel). The magazine's audience was also measured by TNS Gallup and reached a very optimistic AIR of 73,000 people (0.8%) in Moscow.

---

[1] Media National Readership Survey – Moscow is conducted by TNS Gallup among the adult population of Moscow aged 16 and over. The total sample size is 45,000 interviews per year. The survey method is based on telephone interviews (CATI - Computer Assisted Telephone Interviewing).

"We are very happy about the results of the survey. Despite the fact that so little time has passed, all our print media projects are demonstrating a growing popularity among the core audiences. We consider it a great achievement on the print media market, which is new for us. This became possible due to the strong synergies with RBC's other media products and high professionalism of our team, which, I strongly believe, will make RBC's editions the ultimate leaders in their segments," General Director of RBC Media Artyom Inyutin said.

Investor contact: Natalia Makeeva
Tel.: +7 495 363 1111 ext.1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru

RBC RosBusinessConsulting

RBC TV expands coverage

Moscow, March 28, 2007 – OAO RBC Information Systems (**MICEX, RTS: RBCI**) announced today that it has established cooperation with the Eutelsat Communications (France) and GeoTelecommunications (Russia) satellite operators to expand the coverage of the RBC TV business channel.

"We regard boosting the channel's target viewership as a priority task in terms of RBC TV development," General Director of RBC TV Artyom Inyutin said. "Until recently, our technical opportunities have been restricted to transmitting the TV signal throughout Russia, the CIS and Baltic states. Broadcasting RBC TV's programs through two additional satellites gives us an opportunity to reach the whole of Russia, Europe, the Middle East and North Africa," he added.

The Hot Bird 6 satellite belongs to Eutelsat and delivers digital television channels to Europe, North Africa and the most of the Middle East and Central Asia. The satellite will enable RBC TV viewers to track the developments in the Russian economy and business when traveling abroad on business or vacation. "Broadcasting from Hot Bird 6, RBC TV will reach new target audiences including Russian speaking residents of foreign countries and foreign citizens who can speak Russian and have business ties with Russia," Commercial Director of Eutelsat Olivier Milliès-Lacroix said. "We are delighted that RBC chose us as its partner to expand the coverage of the Russia's first business television station to foreign countries."

RBC TV is also starting cooperation with one of Russia's largest communications operators, GeoCommunications. Its digital television platform based on the LMI-1 (ABS-1) satellite is now No.1 in terms of the number of Russian TV channels distributed (mainly through cable networks) to the most of Russia and the CIS. Sending its signal via the LMI-1 (ABS-1) satellite, will enable RBC TV to cover major eastern cities in Russia including Krasnoyarsk, Vladivostok, Irkutsk and Khabarovsk.

RBC TV is Russia's only business news TV channel providing on a round-the-clock basis comprehensive coverage of economic and financial events in Russia and abroad, featuring expert commentaries, interviews and analytical surveys of Russian and foreign specialists, live reports, topical programs and industry reviews, as well as information supplied by international news agencies.

Investor contact: Natalia Makeeva
Tel: +7 (495) 363-1111 (ext. 1369), e-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com.

END